November 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Mr. H. Christopher Owings

Re:           Seawright Holdings, Inc. (the “Registrant”)
Registration Statement on Form SB-2, File No. 333-145864

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the above referenced Registration Statement on Form SB-2 be accelerated so that it will be declared effective on Tuesday, November 6, 2007, at 11:00 a.m. EST, or as soon thereafter as practicable.

The Registrant acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

SEAWRIGHT HOLDINGS, INC.
as Registrant

By: /s/ Joel P. Sens
Name: Joel P. Sens
Title: President